

Pricing supplement no. 1426
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 146-I dated July 21, 2008

Registration Statement No. 333-130051
Dated July 22, 2008
Rule 424(b)(2)

JPMorganChase

Structured Investments

JPMorgan Chase & Co.
$2,500,000
Bearish Buffered Return Enhanced Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. Dollar due July 28, 2011

General

- The notes are designed for investors who seek an uncapped return of two times the depreciation of an equally weighted basket of four currencies, which we refer to as the Reference Currencies, relative to the U.S. Dollar over the term of the notes. **If the Reference Currencies depreciate against the U.S. Dollar in the aggregate, your return at maturity will be positive; if the Reference Currencies appreciate against the U.S. Dollar in the aggregate by more than 20%, your return at maturity will be negative.** Investors should be willing to forgo interest payments and, if the Basket appreciates by more than 20%, be willing to lose up to 80% of their principal.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing July 28, 2011†.
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes priced on July 22, 2008 and are expected to settle on or about July 25, 2008.

Key Terms

Basket: An equally weighted basket of four currencies consisting of the Japanese Yen (“JPY”), the British Pound Sterling (“GBP”), the European Union Euro (“EUR”) and the Swiss Franc (“CHF”) (each a “Reference Currency,” and together, the “Reference Currencies”) that measures the performance of the Reference Currencies relative to the U.S. Dollar (the “Basket”). For information about the Reference Currencies, the Reference Currency Weights and the calculation of the Starting Spot Rate and Ending Spot Rate for each Reference Currency, see “Additional Key Terms” on page PS-1 of this pricing supplement.

Base Currency: The U.S. Dollar

Downside Leverage Factor: 2

Payment at Maturity: If the Ending Basket Level ***is less than the Starting Basket Level***, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Basket Change multiplied by 2. Accordingly, if the Basket Change is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Basket Change x 2)]

Your principal is protected against up to a 20% increase in the Basket at maturity. If the Ending Basket Level increases from the Starting Basket Level by up to 20%, you will receive the principal amount of your notes at maturity.

If the Ending Basket Level ***increases from the Starting Basket Level by more than 20%***, you will lose 1% of the principal amount of your notes for every 1% that the Basket increases beyond 20%. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Basket Change + 20%)]

Notwithstanding the foregoing, in no event will the payment at maturity per $1,000 principal amount note be less than $200.

If the Ending Basket Level increases from the Starting Basket Level by more than 20%, you could lose up to $800 per $1,000 principal amount note.

Buffer Amount: 20%

Basket Change: $\frac{\text{Starting Basket Level} - \text{Ending Basket Level}}{\text{Starting Basket Level}}$

Starting Basket Level: Set equal to 100 on the pricing date, which was July 22, 2008.

Ending Basket Level: The Basket Closing Level on the Observation Date.

Basket Closing Level: The Basket Closing Level on the Observation Date will be calculated as follows:

100 x [1 + (JPY Return * 1/4) + (GBP Return * 1/4) + (EUR Return * 1/4) + (CHF Return * 1/4)]

The JPY Return, the GBP Return, the EUR Return and the CHF Return refer to the Reference Currency Return for the Japanese Yen, the British Pound Sterling, the European Union Euro and the Swiss Franc, respectively.

Reference Currency Return: With respect to each Reference Currency:

$\frac{\text{Ending Spot Rate} - \text{Starting Spot Rate}}{\text{Starting Spot Rate}}$

Observation Date: July 25, 2011†

Maturity Date: July 28, 2011†

CUSIP: 48123LHA5

† Subject to postponement as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 146-I.

Investing in the Bearish Buffered Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-10 of the accompanying product supplement no. 146-I and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$50.00	$950.00
Total	$2,500,000	$125,000	$2,375,000

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $50.00 per $1,000 principal amount note and will use a portion of that commission to allow selling concessions to other dealers of $25.00 per $1,000 principal amount note. This commission will include the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. See “Underwriting” beginning on page PS-27 of the accompanying product supplement no. 146-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

July 22, 2008

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 146-I dated July 21, 2008. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated July 21, 2008 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 146-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 146-I dated July 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208003634/e32344_424b2.pdf

- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Additional Key Terms

Reference Currency Weights: The following table sets forth the Reference Currencies, the Starting Spot Rate for each Reference Currency, the applicable Reuters Page and the weighting of each Reference Currency:

Reference Currency	Starting Spot Rate	Reuters Page	Reference Currency Weight
Japanese Yen (JPY)	0.00936	WMRSPOT12	25%
British Pound Sterling (GBP)	1.99660	WMRSPOT07	25%
European Union Euro (EUR)	1.58365	WMRSPOT05	25%
Swiss Franc (CHF)	0.97642	WMRSPOT07	25%

Starting Spot Rate: The Starting Spot Rate for each of the British Pound Sterling and the European Union Euro is the amount of U.S. Dollars per one unit of the applicable Reference Currency as determined by the calculation agent in good faith and in a commercially reasonable manner at approximately 11:00 a.m., New York City time, on the pricing date taking into account the rates displayed on the applicable Reuters page. The Starting Spot Rate for each of the Japanese Yen and the Swiss Franc is equal to one divided by the amount of the applicable Reference Currency per U.S. Dollar as determined by the calculation agent in good faith and in a commercially reasonable manner at approximately 11:00 a.m., New York City time, on the pricing date taking into account the quotient of one divided by the rates displayed on the applicable Reuters page. For information about the risks related to the Starting Spot Rate, see "Selected Risk Considerations — Potential Conflicts" on page PS-3 of this pricing supplement.

Ending Spot Rate: For each Reference Currency, the Spot Rate for such Reference Currency on the Observation Date.

Spot Rate: For each Reference Currency, the Spot Rate on a given date that falls after the pricing date will be equal to (1) for each of the British Pound Sterling and the European Union Euro, the amount of U.S. Dollars per one unit of the applicable Reference Currency as displayed on the applicable Reuters page at approximately 6:00 p.m., New York City time, on such date and (2) for each of the Japanese Yen and the Swiss Franc, one divided by the amount of the applicable Reference Currency per U.S. Dollar as displayed on the applicable Reuters page at approximately 6:00 p.m., New York City time, on such date.

Currency Business Day: With respect to each Reference Currency, (1) any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close and (2) (i) with respect to the Japanese Yen, a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in Tokyo, Japan, (ii) with respect to the British Pound Sterling, a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in London, England, (iii) with respect to the European Union Euro, a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in Frankfurt, Germany and (iv) with respect to the Swiss Franc, a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in Zurich, Switzerland.

Selected Purchase Considerations

- **UNCAPPED APPRECIATION POTENTIAL** — The notes provide the opportunity to enhance returns by multiplying a positive Basket Change by the Downside Leverage Factor of 2. The notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the depreciation of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS** — Payment at maturity of the principal amount of your notes is protected against an increase in the Ending Basket Level, as compared to the Starting Basket Level, of up to 20%. If the Ending Basket Level increases by more than 20%, for every 1% increase of the Basket beyond 20%, you will lose an amount equal to 1% of the principal amount of your notes. However, in no event will your payment at maturity per $1,000 principal amount note be less than $200.

- **DIVERSIFICATION AMONG THE REFERENCE CURRENCIES** — The return on the notes is linked to the performance of a basket of global currencies, which we refer to as the Reference Currencies, relative to the U.S. Dollar, and will enable you to participate in any depreciation in the Reference Currencies relative to the U.S. Dollar during the term of the notes. **Accordingly, the value of the Basket decreases when U.S. Dollar appreciates in value against the individual Reference Currencies, which will result in a positive Basket Change.** The Basket is based on an equally weighted group of currencies consisting of the Japanese Yen, the British Pound Sterling, the European Union Euro and the Swiss Franc.

- **TAX TREATMENT** — The tax consequences of an investment in the notes are unclear, there is no direct legal authority as to the proper U.S. federal income tax characterization of the notes, and we do not intend to request a ruling from the Internal Revenue Service (the "IRS") regarding the notes. In particular, based on the facts of this offering, it is not clear whether the notes will be treated as indebtedness or as "open transactions" for U.S. tax purposes. Even if the notes were treated as "open transactions," it is not clear whether you would be permitted to elect to treat your gain or loss from the sale or settlement of the notes as capital gain or loss; if not, your gain or loss on the notes would be treated as ordinary income or loss. Notwithstanding these uncertainties, and notwithstanding the discussion in the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 146-I, based on the facts of this offering, you and we will agree to treat the notes as "contingent payment debt instruments" for U.S. federal income tax purposes, as described below.
  Assuming the treatment of the notes as "contingent payment debt instruments" is respected, the notes will be subject to the original issue discount ("OID") provisions of the Code and the Treasury regulations issued thereunder, and you will be

required to accrue as interest income the OID on the notes as described below. We will determine a "comparable yield" for the notes, which is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. Solely for purposes of determining the amount of interest income that you will be required to accrue, we will also construct a "projected payment schedule" in respect of the notes representing a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes. Regardless of your accounting method, you will be required to accrue as interest income OID on the notes at the comparable yield, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of the contingent payment(s) on the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your adjusted basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (*e.g.*, employment and interest income), with the balance treated as capital loss, which may be subject to limitations.

Non-U.S. Holders should consult the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 146-I. As discussed therein, if the characterization of the notes as indebtedness is respected, payments and accruals on the notes generally will not be subject to U.S. withholding tax, provided generally that you provide a properly executed IRS Form W-8BEN. If the characterization of the notes as indebtedness is not respected, payments and accruals on the notes should nonetheless generally not be subject to U.S. federal income or withholding tax. Purchasers who are not initial purchasers of notes at their issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes' adjusted issue price.

Due to the absence of authorities that directly address the proper tax treatment of the notes, no assurance can be given that the IRS will accept, or that a court will uphold, our tax treatment of the notes. If the IRS were successful in asserting an alternative treatment of the notes, the timing and character of income on the notes would differ materially from our description herein. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments.

- **COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE** — We have determined that the "comparable yield" is an annual rate of 4.90%, compounded semiannually. Based on our determination of the comparable yield, the "projected payment schedule" per $1,000 note consists of a single payment at maturity equal to $1,156.86.

Assuming a semiannual accrual period, the following table states the amount of OID that will accrue with respect to a note during each calendar period, based upon our determination of the comparable yield and the projected payment schedule:

Calendar Period	Accrued OID During Calendar Period (per $1,000 note)	Total Accrued OID from Original Issue Date per $1,000 note as of End of Calendar Period
July 25, 2008 through December 31, 2008...	$21.10	$21.10
January 1, 2009 through December 31, 2009...	$50.65	$71.75
January 1, 2010 through December 31, 2010...	$53.16	$124.91
January 1, 2011 through July 28, 2011...	$31.95	$156.86

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket, any of the Reference Currencies or any instruments linked to the Basket or any of the Reference Currencies. In addition, your investment in the notes entails other risks not associated with an investment in conventional debt securities. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 146-I dated July 21, 2008.

- **AN INCREASE IN THE VALUE OF THE REFERENCE CURRENCIES RELATIVE TO THE U.S. DOLLAR MAY LEAD TO A LOSS OF SOME OR ALL OF YOUR INVESTMENT AT MATURITY** — Any appreciation in the value of the Reference Currencies relative to the U.S. Dollar may adversely affect your return on the notes. You will lose some or all of your investment at maturity if, as a result of an increase in the value of the Reference Currencies relative to the U.S. Dollar, the Ending Basket Level is greater than the Starting Basket Level by more than 20%.

- **CURRENCY MARKET RISK** — The return on the notes at maturity is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Change is positive. Any positive Basket Change will depend on the aggregate performance of the Reference Currencies relative to the U.S. Dollar. For example, the value of any currency, including the Reference Currencies, may be affected by complex political and economic factors. The value of each Reference Currency, relative to the U.S. Dollar, is, at any moment, the result of the interaction between many factors directly or indirectly affecting economic or political developments in the originating country (or countries) of each Reference Currency and the United States, including economic and political developments in other countries. Therefore, in calculating the Ending Basket Level, declines in one or more of the Reference Currencies relative to the U.S. Dollar may be moderated, or more than offset, by lesser declines or increases in the remaining Reference Currencies relative to the U.S. Dollar.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal at maturity in excess of $200 per $1,000 principal amount note. The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Change is positive or negative. Your investment will be exposed to any increase in the Ending Basket Level, as compared to the Starting Basket Level, beyond the 20% buffer. However, in no event will your payment at maturity be less than $200. Accordingly, you could lose up to $800 for each $1,000 principal amount note that you invest in.

- **YOUR NOTES ARE SUBJECT TO AN EMBEDDED MAXIMUM PAYMENT AT MATURITY** — Because the Spot Rate of each Reference Currency will be greater than zero, your payment at maturity is subject to an embedded maximum payment at maturity. In no event will the Basket Change equal or exceed 100% and, accordingly, your payment at maturity will not equal or exceed $3,000 per $1,000 principal amount note.

- **THE NOTES MIGHT NOT PAY AS MUCH AS AN INVESTMENT IN THE INDIVIDUAL REFERENCE CURRENCIES** — You may receive a lower payment at maturity than you would have received if you had invested in the Reference Currencies individually, a combination of Reference Currencies or instruments related to the Reference Currencies for which there is an active secondary market.

- **CHANGES IN THE VALUE OF THE EQUALLY WEIGHTED REFERENCE CURRENCIES MAY OFFSET EACH OTHER** — Because the performance of the Basket is determined by the performance of the Japanese Yen, the British Pound Sterling, the European Union Euro and the Swiss Franc relative to the U.S. Dollar, your notes will be exposed to currency exchange rate risk with respect to Japan, the United Kingdom, the European Union and Switzerland. Movements in the exchange rates of the Reference Currencies may not correlate with each other. As a result, your investment in the notes may only yield a positive return if there occurs a broad-based decline in foreign currency values as compared to the U.S. Dollar across diverse markets over the term of the notes. Therefore, for example, in calculating the Ending Basket Level, a decline in the Spot Rate of the British Pound Sterling may be moderated, or more than offset by, lesser declines or increases in the Spot Rate of the Japanese Yen.

JPMorgan Structured Investments —
Bearish Buffered Return Enhanced Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. Dollar

PS- 2

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
- **NO INTEREST PAYMENTS** — As a holder of the notes, you will not receive interest payments.
- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. For example, one of JPMSI's duties as calculation agent involves determining the Starting Spot Rate in the manner set forth under "Additional Key Terms — Starting Spot Rate" in this pricing supplement. The Starting Spot Rate may vary, and may vary significantly, from the rates displayed in publicly available sources at 11:00 a.m., New York City time, on the pricing date. If the Starting Spot Rates for one or more Reference Currencies as determined by the calculation agent is less than those reflected in the publicly available information, each affected Reference Currency must achieve a lower level for you to receive a positive return at maturity. JPMSI will not have any obligation to consider your interests as a holder of the notes in making this determination.
- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    - the expected volatility in the Reference Currencies and the U.S. Dollar;
    - the time to maturity of the notes;
    - interest and yield rates in the market generally as well as in each of the Reference Currencies' countries and in the United States;
    - the exchange rate and the volatility of the exchange rate among each of the Reference Currencies;
    - changes in correlation between the Reference Currency exchange rates;
    - suspension or disruption of market trading in any or all of the Reference Currencies or the U.S. Dollar;
    - a variety of economic, financial, political, regulatory or judicial events; and
    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table illustrates the hypothetical total return at maturity on the notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below reflect the Downside Leverage Factor of 2. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Basket Level	Basket Change	Total Return
210.00	-110.00%	-80.00%
200.00	-100.00%	-80.00%
190.00	-90.00%	-70.00%
180.00	-80.00%	-60.00%
170.00	-70.00%	-50.00%
160.00	-60.00%	-40.00%
150.00	-50.00%	-30.00%
140.00	-40.00%	-20.00%
130.00	-30.00%	-10.00%
120.00	-20.00%	**0.00%**
110.00	-10.00%	**0.00%**
105.00	-5.00%	**0.00%**
102.50	-2.50%	**0.00%**
100.00	**0.00%**	**0.00%**
95.00	5.00%	10.00%
90.00	10.00%	20.00%
80.00	20.00%	40.00%
70.00	30.00%	60.00%
60.00	40.00%	80.00%
50.00	50.00%	100.00%
40.00	60.00%	120.00%
30.00	70.00%	140.00%
20.00	80.00%	160.00%
10.00	90.00%	180.00%
0.01	99.99%	199.98%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Basket declines from the Starting Basket Level of 100 to an Ending Basket Level of 95.

Because the Ending Basket Level of 95 is less than the Starting Basket Level of 100, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (5\% \times 2)] = \$1,100$$

Example 2: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 120.

Although the Basket Change is negative, because the Ending Basket Level of 120 is greater than the Starting Basket Level of 100 by not more than the Buffer Amount of 20%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 140.

Because the Basket Change is negative and the Ending Basket Level of 140 is greater than the Starting Basket Level of 100 by more than the Buffer Amount of 20%, the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-40\% + 20\%)] = \$800$$

Example 4: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 210.

Because the Ending Basket Level of 210 is greater than the Starting Basket Level of 100, resulting in a Basket Change of -110%, and because the payment at maturity per $1,000 principal amount note may not be less than $200, the investor receives a payment at maturity of $200 per $1,000 principal amount note.

Historical Information

The first four graphs below show the historical weekly performance of each Reference Currency expressed in terms of the conventional market quotation, as shown on Bloomberg Financial Markets, for each currency (which, in the case of the Japanese Yen (JPY) and the Swiss Franc (CHF), is the amount of the applicable Reference Currency that can be exchanged for one U.S. Dollar and, in the case of the British Pound Sterling (GBP) and European Union Euro (EUR), is the amount of U.S. Dollars that can be exchanged for one unit of the applicable Reference Currency, and which, in each case, we refer to in this pricing supplement as the exchange rate) from January 3, 2003 through July 18, 2008. The exchange rates of the Japanese Yen, the British Pound Sterling, the European Union Euro and the Swiss Franc, at approximately 11:00 a.m., New York City time, on July 22, 2008, were 106.88500, 1.99660, 1.58365 and 1.02415, respectively.

The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Basket Change. **The value of the Basket decreases, and thus the Basket Change increases, when the U.S. Dollar appreciates in value against the individual Reference Currencies.** Therefore, the Basket Change is calculated using Spot Rates for each currency expressed, for the Japanese Yen and the Swiss Franc, as one divided by the amount of the applicable Reference Currency per one U.S. Dollar, which is the inverse of the conventional market quotation for each such Reference Currency set forth in the applicable graphs below and, for the British Pound Sterling and the European Union Euro, as the amount of U.S. Dollars per one unit of Reference Currency, which is largely consistent with the approach used to determine the conventional market quotation for each such Reference Currency set forth in the applicable graphs below.

The last graph below shows the weekly performance of the Basket from January 3, 2003 through July 18, 2008, assuming that the Basket Closing Level on January 3, 2003 was 100, that each Reference Currency had a 1/4 weight in the Basket on that date and that the closing spot rates of each Reference Currency on the relevant dates were the Spot Rates on such dates. The closing spot rates and the historical weekly Basket performance data in such graph were determined by, for the Japanese Yen and the Swiss Franc, dividing one by the rates reported by Bloomberg Financial Markets and, for the British Pound Sterling and the European Union Euro, the rates reported by Bloomberg Financial Markets, and may not be indicative of the Basket performance using the Spot Rates of the Reference Currencies at approximately 6:00 p.m., New York City time (or, solely with respect to the Spot Rates on the pricing date, at approximately 11:00 a.m., New York City time, on such date), that would be derived from the applicable Reuters page.











The Spot Rates of the Japanese Yen, the British Pound Sterling, the European Union Euro and the Swiss Franc, at approximately 11:00 a.m., New York City time, on July 22, 2008, were 0.00936, 1.99660, 1.58365 and 0.97642, respectively, calculated in the manner set forth under "Additional Key Terms — Spot Rate" in this pricing supplement (except that the Spot Rates were determined at approximately 11:00 a.m., New York City time, instead of 6:00 p.m., New York City time).

We obtained the data needed to construct the graph which displays the weekly performance of the Basket from Bloomberg Financial Markets, and we obtained the exchange rates and the denominators used to calculate the Spot Rates from Reuters Group PLC. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets or Reuters Group PLC. The historical performance of each Reference Currency and the Basket should not be taken as an indication of future performance, and no assurance can be given as to the Spot Rate of any of the Reference Currencies on the Observation Date. We cannot give you assurance that the performance of the Basket will result in the return of any of your initial investment in excess of $200 per $1,000 principal amount note.